Mail Stop 7010

April 7, 2006

via U.S. mail and facsimile

Neil Wilkin, Jr.
Chief Executive Officer
Optical Cable Corporation
5290 Concourse Drive
Roanoke, Virginia 24019

	RE:	Optical Cable Corporation
		Form 10- K for the Fiscal Year Ended October 31, 2005 Form 10-Q for the Fiscal Quarter Ended January 31, 2006 File No. 0-27022

Dear Mr. Wilkin:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended October 31, 2006

Note Receivable, page 25
1. We note your loan to a connector company (the "Borrower"), your warrants to purchase a 55% equity interest in the Borrower, your right to purchase all other outstanding equity of the Borrower, and your sales of fiber optic cables to the Borrower. Given these factors, please tell us whether you determined the Borrower to be a variable interest entity (VIE) pursuant to paragraph 5 of FIN 46(R), and the basis for your conclusion. As part of your response, please tell us the capital structure of the Borrower and your evaluation as to whether the interests listed above represent variable interests.

If you determined that the Borrower is a VIE, but concluded consolidation was not appropriate, please tell us the factors that support your conclusion consistent with paragraphs 14 and 15 of FIN
46(R).

Furthermore, please tell us what consideration you gave to SFAS
133
in accounting for the warrants issued from the Borrower.

Form 10-Q for the Fiscal Quarter Ended January 31, 2006

General
2. We note from your Form 8-K filed on February 22, 2006 that your senior vice president of marketing and sales was terminated effective
February 14, 2006. Pursuant to the terms of the employment and separation agreement, you are required to make certain payments totaling $245,022. It is unclear from reading your filing whether you recognized the expense during the quarter. Please tell us the timing and amount of the expense you recognized, as well as your consideration of paragraph 6 of SFAS 112 in accounting for these postemployment benefits.
*    *    *    *

      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.



Sincerely,



								Nili Shah
								Accounting Branch Chief



Mr. Wilkin
Optical Cable Corporation
April 7, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE